UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period    January 2008                                   File No:  001-33580

Keegan Resources Inc.

(Name of Registrant)

Suite 1204 – 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8

(Address of principal executive offices)

1.

News Release dated January 10, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Keegan Resources Inc.

(Registrant)

Dated: January 10, 2008

Signed: /s/ Michael Bebek

Michael Bebek

Corporate Secretary

PRESS RELEASE
TSX-V:  KGN
AMEX: KGN

KEEGAN RESOURCES ESAASE GOLD PROJECT STEPOUT DRILLHOLES CONTINUE TO EXTEND DEPOSIT TO THE SOUTH

Vancouver, BC, January 10, 2007 - Keegan Resources Inc. (the “Keegan”) is pleased to announce the results of 22 new drill holes to the south of the currently defined resource area (43-101). Highlights include 50 meters of 2.59 g/t Au in drill hole 214, 33 meters of 2.45 g/t Au and 10 meters of 7.14 g/t Au in drill hole 199, and 49 meters of 1.2 g/t Au in drill hole 196 (see Table 1 for full detail of new intercepts).  These new results extend the mineralized strike length over 800 meters south of the resource area. The total mineralized strike of the resource area, with this new south extension, now exceeds 2.3 km and is defined by a maximum drill spacing of 80 by 40 meters.  Keegan has an additional 14 holes pending assay from this south extension (please see maps at www.keeganresources.com and news releases dated 10/25/2007, 11/15/2007, and 12/11/2007, which detail both the resource as well as previous south extension drilling).

Table 1. Esaase south extension drill hole intercepts.

Hole ID	From (m)	To (m)	Width (m)	Grade (g/t)	Hole ID	From (m)	To (m)	Width (m)	Grade (g/t)
KEDD180	116	126	10	0.67	KERC214	1	51	50	2.59
KEDD180	257	262	5	1.47	including	9	10	1	32.1
KEDD183	76	105	29	1.2	And	32	33	1	16.2
KEDD183	146	159	13	2.1	And	39	40	1	24.7
KEDD188	118	124	6	0.51	And	47	48	1	10.6
KEDD190	no significant intercepts				KERC214	111	122	11	0.99
KEDD191	29	34	5	0.61	KERC215	0	31	31	1.61
KEDD191	51	56	5	0.51	including	24	25	1	12.1
KERC195	12	17	5	3.29	KERC215	44	49	5	1.02
including	15	16	1	13.2	KERC216	105	125	20	1.15
KERC196	28	77	49	1.2	KERC217	86	92	6	0.52
including	51	52	1	11.8	KERC217	139	144	5	0.64
KERC196	86	95	9	0.58	KERC217	158	179	21	1.14
KERC196	127	141	14	0.7	KERC217	216	225	9	0.76
KERC197	40	46	6	0.93	KERC218	19	39	20	0.74
KERC197	56	66	10	0.59	KERC219	39	82	43	0.82
KERC198	27	54	27	0.55	KERC220	24	35	11	0.64
KERC198	65	73	8	1.27	KERC220	170	175	5	0.5
KERC198	102	115	13	1.1	KERC224	no significant intercepts
KEDD199	120	153	33	2.45	KERC225	37	44	7	0.77
including	120	121	1	14.9	KERC225	72	82	10	4.89
And	126	127	1	13.3	including	81	82	1	33.92
And	132	133	1	11.6	KERC233	25	35	10	0.61
KEDD199	179	189	10	7.14	KERC234	29	34	5	0.53
including	181	184	3	20.67	KERC234	85	94	9	0.98
KERC200	87	148	61	0.87	KERC234	105	113	8	0.77
KERC201	59	64	5	0.89	KERC235	140	155	15	0.86
KERC201	114	124	10	0.89	KERC236	no significant intercepts
KERC202	6	22	16	2.12
including	18	19	1	22.6

President and CEO Dan McCoy states: "We are very pleased with the continued expansion of the Esaase deposit to the south where we are seeing increasing size and grade. The deposit continues to remain open to the south as well as the North along strike. Together with the amenable geometry, favorable topographic expression and initial positive metallurgy, the increased size and grade of the potential resource suggest that the Esaase gold deposit has a good chance of developing into a large modern bulk gold mining operation.”

About Keegan Resources Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality, pure gold assets. The Company is focused on its wholly owned flagship Esaase and Asumura gold projects located in Ghana, West Africa. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX-VEN and AMEX under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board

Dan McCoy, Ph.D.

President & CEO

For more information please visit the company website at: http://www.keeganresources.com or contact investor relations at 604-683-8193 or info@keeganresources.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.